
AB
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-49349

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/11**   AND ENDING   **12/31/11**
                                        mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 Shoreline Highway, Suite 200-B
(No. and Street)

Mill Valley	**California**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Randall Bigony   **415-339-4085**
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows.
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑	(g)	Computation of Net Capital.
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☑	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California

County of _Marin_

Subscribed and sworn to (or affirmed) before me on this 22nd

day of _February_, 20_12_, by _F. Randall Bigony_

_____ ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JENNIFER B. HENERLAU
COMM. # 1916393
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
COMM. EXPIRES JAN. 7, 2015

(Seal)

Signature_____

Kipling Capital, Inc.

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Kipling Capital, Inc.

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Kipling Capital, Inc.

December 31, 2011

Table of Contents

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Auditor's Report

To the Board of Directors
Kipling Capital, Inc.
Mill Valley, California

We have audited the accompanying statement of financial condition of Kipling Capital, Inc., (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 7, 2012

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	310,041
Accounts receivable		190,044
Other assets		28,644
Property and equipment, net of $140,687 accumulated depreciation		54,260
Total Assets	$	582,989

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	36,961
Deferred revenue		3,269
Due to stockholders		4,038
Total Liabilities		44,268
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)		4,100
Retained earnings		534,621
Total Stockholders' Equity		538,721
Total Liabilities and Stockholders' Equity	$	582,989

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Income

For the Year Ended December 31, 2011

Revenue		
Commission revenue	$	873,449
Investor servicing fees		714,699
Carried interest income		57,217
Interest and other income		24,265
Total Revenue		1,669,630
Operating Expenses		
Compensation and benefits		633,153
Rent		75,913
Professional fees		70,960
Marketing		34,443
Depreciation		20,212
Regulatory fees		15,991
Operating expenses		99,272
Total Expenses		949,944
Income Before Income Taxes		719,686
Income taxes		15,717
Net Income	$	703,969

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2011

	Common Stock	Retained Earnings	Total
December 31, 2010	$ 4,100	$ 605,652	$ 609,752
Distributions	-	(775,000)	(775,000)
Net income	-	703,969	703,969
December 31, 2011	$ 4,100	$ 534,621	$ 538,721

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	703,969
Adjustments to reconcile net income		
to net cash provided (used) by operating activities:		
Depreciation		20,212
(Increase) decrease in:		
Accounts receivable		175,605
Refundable income taxes		-
Other assets		(1,940)
Increase (decrease) in:		
Accounts payable and accrued expenses		(26,205)
Payable under stock redemption agreement		(60,687)
Due to stockholders		22
State taxes payable		(15,400)
Net Cash Provided by Operating Activities		795,576
Cash Flows from Investing Activities		
Purchases of property and equipment		(24,011)
Net Cash Used by Investing Activities		(24,011)
Cash Flows from Financing Activities		
Distributions		(775,000)
Net Cash Used by Financing Activities		(775,000)
Net Decrease in Cash and Cash Equivalents		(3,435)
Cash and cash equivalents at beginning of year		313,476
Cash and Cash Equivalents at End of Year	$	310,041
Supplemental Disclosures:		
Taxes paid	$	31,117

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2011

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2007.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $15,717.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2011

3. **Risk Concentrations**

   At December 31, 2011, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $61,116.

   Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 69% of revenue was generated from four customers and 41% of accounts receivable is due from two customers.

4. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $265,773 which exceeded the requirement by $260,773.

5. **Lease Obligations**

   The Company leases office space in Mill Valley, California. The lease term began on January 19, 2010 and expires on January 31, 2014. The future annual minimum lease payments are as follows:

2012	$ 93,025
2013	94,900
2014	8,025
Total	$ 195,950

6. **Redemption of Stock**
   On January 1, 2008, in a complete redemption, the Company purchased one shareholder's 90,000 shares in exchange for $272,780 of the Chileno Bay Development Partners L.P. note receivable and certain future contingent payments based on the Company's income over 37 months beginning December 2007. The $60,687 balance of the payable to the former shareholder under the redemption agreement was paid during the year.

7. **Subsequent Events**

   The Company has evaluated subsequent events through February 7, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total stockholders' equity	$	538,721
Less: Non-allowable assets		
Accounts receivable		190,044
Other assets		28,644
Property and equipment, net		54,260
Total non-allowable assets		272,948
Net Capital		265,773
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $44,268 or $5,000, whichever is greater		5,000
Excess Net Capital	$	260,773

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2011)

There were no material differences noted in the Company's net capital computation at December 31, 2011.

See independent auditor's report and accompanying notes.

9

Kipling Capital, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Kipling Capital, Inc.
Mill Valley, California

In planning and performing our audit of the financial statements and supplemental schedules of Kipling Capital, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 7, 2012

12

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Kipling Capital, Inc.
Mill Valley, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Kipling Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter + Associates

February 7, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _12/31_____, 20_11_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 049349   FINRA   DEC
> KIPLING CAPITAL INC   23*24
> 100 SHORELINE HWY STE 200B
> MILL VALLEY CA 94941-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____∅_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____∅_____)

   _____
              Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _(150)_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____∅_____

   H. Overpayment carried forward $(__150. 00__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

F. RANDALL BIGONY
(Name of Corporation, Partnership or other organization)

_F. ...._
(Authorized Signature)

Dated the _23rd_ day of _JANUARY_, 20_12_.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1/1_, 20_11_
and ending _12/31_, 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _1,669,630_

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)

Reg D Offerings

(Deductions in excess of $100,000 require documentation)

_1,669,630_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _0_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _0_

Enter the greater of line (i) or (ii)

_0_

Total deductions

_1,669,630_

2d. SIPC Net Operating Revenues

$ _0_

2e. General Assessment @ .0025

$ _0_

(to page 1, line 2.A.)

2